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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             STIFEL FINANCIAL CORP.
                                (Name of Issuer)


Common Stock, $0.15 par value per share                         860630102
   (Title of class of securities)                            (CUSIP number)

                                  Gary L. Mintz
                                 5533 State Road
                              Cleveland, Ohio 44134
                                  216.749.1535
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                With copies to:



John S. Seich, Esq.                   Karl E. May, Esq.
McCarthy, Lebit, Crystal              Keevican & Weiss, P.C.
  & Liffman Co., L.P.A.               2640 BP Tower
1800 Midland Building                 200 Public Square
101 West Prospect Avenue              Cleveland, Ohio  44114-2301
Cleveland, Ohio  44115-1088           216.875.4800
216.696.1422



                                  July 30, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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                               Page 1 of 6 Pages



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CUSIP No. 860630102

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Pearl Limited Partnership
                  88-0444152
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    ................................................................

         (b)    ................................................................

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3.       SEC Use Only...........................................................

-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)  OO

-------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) ...................................................

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6.       Citizenship or Place of Organization Nevada

-------------------------------------------------------------------------------
Number of                  7.       Sole Voting Power                  350,600
Shares
Beneficially               ----------------------------------------------------
Owned by Each              8.       Shared Voting Power                    -0-
Reporting
Person With                ----------------------------------------------------
                           9.       Sole Dispositive Power             350,600

                           ---------------------------------------------------
                           10.      Shared Dispositive Power               -0-

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  350,600

-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ...................................................

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)  4.76%

-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)  PN

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                               Page 2 of 6 Pages




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ITEM 1.  SECURITY AND ISSUER

         This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to shares of common stock, par value $0.15 per share ("Common Stock"), of Stifel Financial Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 501 North Broadway, St. Louis, Missouri 63102.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this Schedule 13D is Pearl Limited Partnership, a Nevada limited partnership (the "Reporting Person"). The principal business of the Reporting Person is the making and monitoring of investments. The Reporting Person has its principal place of business at 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

         The general partner of the Reporting Person is Maglm, L.L.C., a Nevada limited liability company (the "General Partner"). The principal business of the General Partner is acting as the General Partner of the Reporting Person. The General Partner has its principal place of business at 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

         The members of the General Partner ("Members") are Beatrice P. Mintz, Gary L. Mintz, Mark A. Mintz, and the Estate of Delbert Mintz, Deceased. The co-executors of the Estate are Gary L. Mintz and Mark A. Mintz. The General Partner is managed by its Members. The business address of the Members is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109. All of the individual Members, and both of the co-trustees of the Estate, are citizens of the United States. The Estate is being probated through the Probate Division of the Circuit Court of Palm Beach County, Florida.

         None of the Reporting Person, the General Partner, the Members, or the co-executors of the Estate has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person acquired its shares of Common Stock as the culmination of the following series of events. Prior to the death of Mr. Mintz on August 7, 2001, Delbert Mintz and Beatrice P. Mintz were husband and wife. They resided at 3146 Myro Drive North, Palm Beach Gardens, Florida 33410. Mrs. Mintz still resides there. Until May 17, 1999, Delbert Mintz owned 810,000 shares of Common Stock of the Issuer. Mr. Mintz originally acquired those shares of Common Stock with personal funds. On May 17, 1999, he transferred all of those shares to the revocable trust of Del Mintz, also known as Delbert Mintz, under Trust Agreement dated October 17, 1998, as to which he was the settlor, and for which Mark A. Mintz and Gary L. Mintz served and still serve as co-trustees. The closing price of a share of Common Stock on the New York Stock Exchange on May 17, 1999, was $9.79.


                                Page 3 of 6 Pages




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         During October and November, 1999, the Delbert Mintz revocable trust purchased an additional 126,600 shares of Common Stock on the open market. The range of closing prices of a share of Common Stock on the New York Stock Exchange during October and November, 1999, was $8.67 to $11.55.

         On December 30, 1999, the Delbert Mintz revocable trust transferred 468,300 shares of Common Stock to the revocable trust of Beatrice P. Mintz, under Trust Agreement dated February 16, 1998, as to which she was the settlor, and for which Mark A. Mintz and Gary L. Mintz serve as co-trustees. That same day the Delbert Mintz revocable trust transferred its 468,300 shares of Common Stock to the Reporting Person, and at the same time the Beatrice P. Mintz revocable trust transferred its 468,300 shares of Common Stock to the Reporting Person. The transfers were contributions of capital made for estate planning purposes. The closing price of a share of Common Stock on the New York Stock Exchange on December 30, 1999, was $9.60.

         On March 4, 2002, the Reporting Person sold 100,000 shares of Common Stock to the Issuer at a price of $11.40 per share. On March 6, 2002, the Reporting Person sold 300,000 shares of Common Stock to First Capital America, Inc., a Nevada corporation, for $10.925 per share. On May 10, 2002, the Reporting Person sold 136,000 shares of Common Stock to the Issuer at a price of $12.50 per share. On July 30, 2002, the Reporting Person sold 50,000 shares of Common Stock to the Issuer at a price of $12.00 per share. On July 30, 2002, the Beatrice P. Mintz revocable trust sold 25,000 shares of Common Stock to the Issuer at a price of $12.00 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person acquired and holds its shares of Common Stock of the Issuer for investment purposes. The Reporting Person presently does not have any plans or proposals which may relate to or would result in any of the following: (a) the acquisition of additional shares of the Issuer or the disposition of shares of the Issuer; (b) an extraordinary corporate transaction;
(c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws, or similar documents, or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of the above actions. The Reporting Person intends to continue to monitor the affairs and performance of the Issuer. The Reporting Person may, in the future, acquire additional shares of Common Stock of the Issuer, or other securities of the Issuer, or dispose of shares of Common stock of the Issuer, in the open market, in privately negotiated transactions, or otherwise, depending upon such factors as its own needs and plans, the affairs and performance of the Issuer, the availability of shares, favorable pricing, market conditions, and other relevant circumstances.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person owns 350,600 shares of Common Stock, which represent approximately 4.76% of the outstanding shares of Common Stock of the Issuer, assuming that 7,367,885 shares of Common




                               Page 4 of 6 Pages




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          Stock were outstanding as of the date of this filing, based upon information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 7, 2002. The Beatrice P. Mintz revocable trust, whose relationships to the Reporting Person and its General Partner are described in Item 2 of this Schedule 13D, owns 809 shares of Common Stock, which represent approximately 0.011% of the outstanding shares of that class based upon the above assumption.

     (b) In its capacity as the General Partner of the Reporting Person, the General Partner exercises the voting and dispositive power with respect to the shares of Common Stock owned by the Reporting Person. That voting and dispositive power is exercised in accordance with the terms of the Limited Partnership Agreement governing the Reporting Person. The Members of the General Partner determine how to vote the Common Stock and whether to dispose of it. The co-trustees of the Beatrice P. Mintz revocable trust, namely Mark A. Mintz and Gary L. Mintz, exercise the voting and dispositive power with respect to the shares of Common Stock owned by that trust.

     (c)  Neither the Reporting Person, nor Beatrice P. Mintz, nor the Beatrice
          P. Mintz revocable trust effected any transactions in the shares of Common Stock of the Issuer within the past 60 days.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the undersigned, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


         [The remainder of this page is intentionally left blank.]


                               Page 5 of 6 Pages




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                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 5, 2002


                                    PEARL LIMITED PARTNERSHIP

                                    By Maglm, L.L.C., Its General Partner


                                       By: /s/ Beatrice P. Mintz
                                          --------------------------------
                                               Beatrice P. Mintz, Member


                                       By: /s/ Gary L. Mintz
                                          --------------------------------
                                               Gary L. Mintz, Member


                                       By: /s/ Mark A. Mintz
                                          --------------------------------
                                               Mark A. Mintz, Member


                                       And by Estate of Delbert Mintz, Deceased


                                       By: /s/ Gary L. Mintz
                                           --------------------------------
                                               Gary L. Mintz, Co-Executor


                                       And by: /s/ Mark A. Mint
                                               -----------------------------
                                                   Mark A. Mintz, Co-Executor

                               Page 6 of 6 Pages


                           STATEMENT OF DIFFERENCES
                           ------------------------

The section symbol shall be expressed as....................................'SS'